                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                         INTEGRATED CIRCUIT SYSTEMS, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45811K109
                                 --------------
                                 (CUSIP Number)


                                 Nancy D. Weisberg, Esquire
                                 Five Radnor Corporate Center, Suite 500
                                 100 Matsonford Road, Radnor, Pennsylvania 19087
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following bo if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial oewnership of more than five percent of the class of securities described in Item 1; and (2) has file dno amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemd to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

--------------------------------------------------------------------------------
CUSIP NO. 45811K109               SCHEDULE 13D                       PAGE 2 OF 7
--------------------------------------------------------------------------------

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark R. Guidry and Carolyn C. Guidry Revocable Trust dated 4/24/91
--------------------------------------------------------------------------------

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     [x]
                                                               (b)     [ ]

--------------------------------------------------------------------------------

   3  SEC USE ONLY


--------------------------------------------------------------------------------

   4  SOURCE OF FUND*

      Not applicable
--------------------------------------------------------------------------------

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2 (e)                                                    [ ]

--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------

      7  SOLE VOTING POWER

                         -0-
--------------------------------------------------------------------------------

      8  SHARED VOTING POWER

                        358,207
--------------------------------------------------------------------------------

      9  SOLE DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------

      10 SHARED DISPOSITVE POWER

                        358,207
--------------------------------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        358,207
--------------------------------------------------------------------------------

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.11%
--------------------------------------------------------------------------------

  14 TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 45811K109               SCHEDULE 13D                       PAGE 3 OF 7
--------------------------------------------------------------------------------

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 1 NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Mark R. Guidry
--------------------------------------------------------------------------------

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     [x]
                                                               (b)     [ ]

--------------------------------------------------------------------------------

   3  SEC USE ONLY


--------------------------------------------------------------------------------

   4  SOURCE OF FUND*

      Not applicable
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                       [ ]
--------------------------------------------------------------------------------

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------

      7  SOLE VOTING POWER
           -0-

--------------------------------------------------------------------------------

      8  SHARED VOTING POWER
         358,207

--------------------------------------------------------------------------------

      9  SOLE DISPOSITIVE POWER
           -0-

--------------------------------------------------------------------------------

      10 SHARED DISPOSITVE POWER
         358,207

--------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        358,207

--------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.11%
--------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 45811K109               SCHEDULE 13D                       PAGE 4 OF 7
--------------------------------------------------------------------------------

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Carolyn C. Guidry
--------------------------------------------------------------------------------

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     [x]
                                                               (b)     [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY


--------------------------------------------------------------------------------

  4   SOURCE OF FUND*

      Not applicable
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)
                                                                       [ ]
--------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------

      7  SOLE VOTING POWER
                         -0-
--------------------------------------------------------------------------------

      8  SHARED VOTING POWER
                        358,207
--------------------------------------------------------------------------------

      9  SOLE DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------

      10 SHARED DISPOSITVE POWER
                        358,207
--------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        358,207
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.11%
--------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

--------------------------------------------------------------------------------
CUSIP NO. 45811K109               SCHEDULE 13D                       PAGE 5 OF 7
--------------------------------------------------------------------------------


      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


         This Amendment No. 10 to Schedule 13D is being filed jointly by the Mark R. Guidry and Carolyn C. Guidry Revocable Trust dated April 24, 1991 (the "Trust"), Mark R. Guidry and Carolyn C. Guidry (collectively, the "Reporting Persons"), and amends the Schedule 13D filed by the Reporting Persons on December 3, 1992, as amended by Amendment No. 1 filed on March 17, 1993, Amendment No. 2 filed on November 5, 1993, Amendment No. 3 filed on March 10, 1994, Amendment No. 4 filed on March 10, 1994, Amendment No. 5 filed on April 8, 1994, Amendment No. 6 filed on October 28, 1994, Amendment No. 7 filed on December 15, 1994 and Amendment No. 8 filed on March 15, 1995 and Amendment No. 9 filed on August 25, 1995.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended in its entirety to provide as follows:

                  (a) (i)    As of December 5, 1996, the Trust (and, pursuant to
subparagraph (b) hereof, Mark R. Guidry and Carolyn C. Guidry) beneficially owned 358,207 shares of Common Stock of the Issuer held by the Trust, which represented 3.11% of the Issuer's Common Stock (based on 11,523,050 shares outstanding on November 8, 1996.)

                      (ii)   As of December 5, 1996, Mark R. Guidry and Carolyn
C. Guidry owned beneficially 358,207 shares of the Common Stock of the Issuer (which consists of the 358,207 shares which were held of record by the Trust), which represented 3.11% of the Issuer's Common Stock (based on shares 11,523,050 outstanding on November 8, 1996.)

                  (b) Because the Trust may be deemed to be controlled by both Mark R. Guidry and Carolyn C. Guidry, each of them will likely be deemed to share the voting, disposition and investment power of the 358,207 shares listed above.

                  (c) The following transactions involving the Reporting Parties and the Common Stock of the Issuer were effected in standard brokered transactions on the open market through the NASDAQ National Market during the period beginning on June 18, 1996 and ending on December 6, 1996:

                      (i) the sale of 22,500 shares of Common Stock at a price of $13.50 per share by the Trust on June 18, 1996;

                      (ii) the sale of 50,000 shares of Common Stock at a price of $11.50 per share by the Trust on October 30, 1996;

--------------------------------------------------------------------------------
CUSIP NO. 45811K109               SCHEDULE 13D                       PAGE 6 OF 7
--------------------------------------------------------------------------------

                      (iii) the sale of 10,000 shares of Common Stock at a price of $12.125 per share by the Trust on October 30, 1996;

                      (iv) the sale of 5,000 shares of Common Stock at a price of $12.125 per share by the Trust on Octobe 31, 1996;

                      (v) the sale of 80,000 shares of Common Stock at a price of $12.00 per share by the Trust on November 13, 1995;

                      (vi) the sale of 20,000 shares of Common Stock at a price of $12.00 per share by the Trust on November 14, 1996; and

                      (vii) the sale of 100,000 shares of Common Stock at a price of $11.00 per share by the Trust on December 5, 1996.

                  (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

                  (e) Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1*        -       Joint Filing Agreement dated as of November 30, 1992, by
                  ---------                 and among the Trust, Mark R. Guidry and Carolyn C. Guidry.
                                            (Exhibit 1 to the Reporting Persons' Schedule 13D dated
                                             ---------
                                            December 3, 1992.)

                  Exhibit 2*        -       Declaration of Trust dated April 24, 1991, creating the Mark
                  ---------                 R. Guidry and Carolyn C. Guidry Revocable Trust dated April
                                            24, 1991.  (Exhibit 2 to the Reporting Persons' Schedule 13D
                                                        ---------
                                            dated December 3, 1992.)


                  Exhibit 3*        -       Power of Attorney dated March 25, 1994 appointing Carolyn
                  ---------                 C. Guidry as attorney-in-fact for Mark R. Guidry.

--------------------------------------------------------------------------------
CUSIP NO. 45811K109               SCHEDULE 13D                       PAGE 7 OF 7
--------------------------------------------------------------------------------


         After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 18, 1996            MARK R. GUIDRY and CAROLYN C.
                                      GUIDRY REVOCABLE TRUST dated
                                      April 24, 1991


                                      By: /s/   Carolyn C., Guidry
                                          ------------------------------------
                                          Name:  Carolyn C. Guidry
                                          Title: Co-Trustee

                                      MARK R. GUIDRY


                                      /s/     Carolyn S. Guidry
                                      ----------------------------------------
                                      Carolyn C. Guidry, as Attorney-in-Fact for
                                      Mark R. Guidry

                                      CAROLYN C. GUIDRY


                                      /s/     Carolyn S. Guidry
                                      ------------------------------------------

-----------------------------
* Incorporated by reference.